CODE OF BUSINESS CONDUCT AND ETHICS

THE REAL BROKERAGE INC.	CODE OF BUSINESS CONDUCT AND ETHICS

I. GENERAL

1. Purpose of the Code

The board of directors (the "Board") of The Real Brokerage Inc. (the "Company") has adopted this Code of

Business Conduct and Ethics (the "Code") to deter wrongdoing and promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  full, fair, accurate, timely, and understandable disclosure in public communications made by the Company in reports and documents that the Company files with, or submits to, regulatory authorities, including the Securities and Exchange Commission;
  compliance with applicable governmental laws, rules and regulations;
  prompt internal reporting of violations of the Code to an appropriate person or persons; and
  accountability for adherence to the Code.

The Code will be made available on the Company's website. The Code, as applied to the Company's senior financial officers, will be our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

2. Application of the Code

The Code applies to all directors, officers and employees of the Company and its subsidiaries (who are referred to collectively as "Company Personnel") and operates in all countries in which the Company and its subsidiaries conduct business.

3. Monitoring Compliance

The Board is responsible for monitoring compliance with the Code.

4. Waivers from the Code

A waiver of the Code will be granted only in exceptional circumstances. Any waiver of any provision of the Code for any executive officer or director must be approved by the Board. With regard to any waiver of any provision of the Code for an employee who is not a director or executive officer, such waiver must be approved by the General Counsel.

II. FUNDAMENTAL PRINCIPLES

1. Conflicts of Interest

Company Personnel must act honestly and in good faith, with a view to the best interests of the Company. The Company is committed to minimizing conflicts of interest wherever possible, including conflicts that may arise from personal relationships, investments, outside business interests, and gifts or entertainment.

Company Personnel must avoid situations involving a conflict or the potential for a conflict between their personal interests and the interests of the Company. All employees and directors must avoid conflicts of interest unless approved (i) in the case of a director or executive officer, by the Board, or (ii) in the case of an employee who is not an executive officer, by the General Counsel or, in the General Counsel's absence, the Chief Financial Officer. No member of the Board may participate in any decision by the Board that in any way relates to the matter that gives rise to the conflict of interest, other than to provide the Board with all relevant information relating to the matter. The Company prohibits all forms of bribery and corruption, including the offer or acceptance of bribes and any facilitation payments meant to influence or accelerate a business decision. The following are specific conflicts that may arise in the course of carrying out the Company's business:

(a) Outside Business Interests

Company Personnel are free to take on employment and other activities outside of their work responsibilities with the Company. However, in doing so, Company Personnel must ensure that any "outside" activities do not present a real or perceived conflict with the interests of the Company or with their duties as Company Personnel.

(b) Public Statements

Before publicly expressing views on matters that relate to the Company, Company Personnel should discuss the information with the Chief Executive Officer. Company Personnel must not claim to speak on behalf of the Company without prior authorization.

(c) Outside Directorships

Company Personnel are free to take on directorships; however, Company Personnel must be aware of any potential for conflicts with the interests of the Company. The directorship must be requested in writing and be approved by both the CFO and CEO. The approval is kept in personnel file.

(d) Financial Interests in Suppliers, Contractors or Competitors

Any proposed affiliation between Company Personnel and any entity that has a relationship with the Company is subject to review by the Board.

(e) Obtaining a Personal Loan or Guarantee from the Company

Company Personnel should not accept, whether directly or indirectly, any loan or guarantee of obligations from the Company for personal benefit. Company Personnel who are not directors or officers may receive loans from the Company in certain circumstances, provided that such loans do not, or do not appear to, create conflicts of interest or otherwise constitute improper benefits.

(f) Hiring Relatives of Current Company Personnel

The hiring of relatives of any Company Personnel is prohibited without the prior consent of management.

(g) Giving and Receiving Gifts

Receiving cash gifts is strictly prohibited as it may be an attempt by a party to illegally launder money, by hiding the paper trail of the funds which may have been secured illegally and are made to appear legitimate. Company Personnel are prohibited from soliciting or receiving any gift, loan, reward or benefit from a supplier or customer in exchange for any decision, act or omission by any Company Personnel in the course of carrying out their functions unless:

(i)  it is not a cash gift;

(ii) it is consistent with customary business practices;

(iii) it is not excessive in value;

(iv) it does not violate any laws; and it does not violate any internal Company policy.

Similarly, Company Personnel should not try to influence the decisions of a supplier or customer by giving gifts. Any attempts to influence a business decision with a cash gift, excessive gift, loan, or reward should be reported to the HR department or using our hotline.

2. Protection and Proper Use of Corporate Assets and Opportunities

(a) Use of Company Assets

All Company Personnel must handle the physical and intellectual assets of the Company with integrity and with due regard to the interests of all of the Company's stakeholders.

(b) Corporate Property and Opportunities

Company Personnel cannot appropriate a corporate opportunity or corporate property, arising out of their relationship with the Company, for their own personal benefit.

(c) Corporate Transactions

Company Personnel must have authorization to enter into business transactions on behalf of the Company. Company Personnel must not use the Company's name, property and goodwill to obtain personal advantage, unless so authorized by the Board.

(d) Accounting

All corporate transactions must be accounted for in the Company's books. Records must not be manipulated or destroyed for the purpose of impeding or obstructing any investigation undertaken by the Company or a governmental body.

(e) Accurate Business and Financial Records

The Company and law require the preparation and maintenance of accurate and reliable business and financial records. Company Personnel have a responsibility to ensure that the information contained in Company records is complete, honest and timely reported. Company employees must prepare all reports, books and records of the Company with integrity, care and honesty, and according to relevant accounting principles and standards. The Company maintains a system of internal controls to ensure that transactions are carried out in accordance with management's authorization and are properly recorded. This system includes policies, procedures and examination by a professional staff of internal and external auditors. Company Personnel must always adhere to these policies and procedures.

(f) Public Filings

The Company is committed to providing complete, accurate, timely and understandable disclosures in all Company public filings. Company Personnel must cooperate fully with the employees and third parties responsible for preparing reports filed with or furnished to the Securities and Exchange Commission or other regulatory authority, and all other materials that are made available to the investing public.

(g) Use of Email and Internet

Email and Internet systems are provided primarily for business use. Personal use of these resources should be kept to a minimum. As email may not be entirely secure, Company Personnel must exercise caution and etiquette when sending email correspondence.

3. Confidentiality of Corporate Information

(a) Meaning of Confidential Information

Confidential information is any information relating to the Company that is not known to the general public and includes business research, market plans, strategic objectives, unpublished financial information, customer, supplier and personnel lists and all intellectual property, including trade secrets, software, trademarks, copyrights and patents.

(b) Release of Confidential Information

Confidential information may not be given or released without proper authority and appropriate protection to anyone not employed by the Company or to Company Personnel who have no need for such information. Company Personnel are prohibited from discussing, disclosing, or using any confidential information for their own personal purposes without prior consent of an executive officer. In addition, confidential information should only be disclosed to other Company Personnel on a "need to know" basis.

(c) Insider Trading

Company Personnel are prohibited from trading or encouraging others to trade in the securities of the Company where the person trading is in possession of material nonpublic information. Please follow guidelines set by Company's Stock Trading Policy.

(d) Personal Information

Personal information, as it relates to Company Personnel, including medical and benefits information, is only to be released to non-Company individuals after receiving prior permission from the affected Company Personnel, except where the information will be used to verify employment or to satisfy legal requirements.

4. Fair Dealing

(a) Competitor's Information

Company Personnel will not undertake any activities that could reasonably be expected to result in an unreasonable restraint of trade, tortious interference of a contract or business relationship, unfair trade practice or any other anticompetitive behavior in violation of any law. However, in the normal course of business, it is not unusual for Company Personnel to acquire information about other organizations. In doing so, Company Personnel must not use illegal means to acquire a competitor's trade secrets or other confidential information.

(b) Competition Laws

Company Personnel are expected to be sensitive to situations where competition law issues may exist and to comply with all competition laws that apply in all countries in which the Company and its subsidiaries carry on business. When participating in joint ventures and industry associations involving competitors, Company Personnel must limit communication to that reasonably required for the legitimate business purposes of the arrangement.

(c) Harassment

We do not tolerate any forms of harassment or discrimination in the workplace, including verbal, physical, or visual harassment or discrimination based on the individual's gender, color, race, citizenship, marital status, ethnicity, religion, national origin, age, disability, pregnancy, sexual orientation, gender identity, and expression, covered veteran status, protected genetic information, political affiliation or any other characteristic protected by law. Please follow guidelines set by Diversity, Equity, and Inclusion Policy.

5. Compliance with Laws, Rules and Regulations

(a) Company Policies

All Company Personnel must comply with all Company policies. Real is committed to ethical business conduct, executive/senior leadership monitors and audits compliance with company policies and procedures. The findings, if any, are reported to the Audit Committee on a quarterly basis. At least on an annual basis, the Board is presented with a summary of findings, if any.

(b) Compliance with Laws

All Company Personnel, in discharging their duties, must comply with all the laws and regulations of the countries in which the Company and its subsidiaries carry on business.

(c) Knowledge of Laws

All Company Personnel are charged with the responsibility for acquiring sufficient knowledge of the laws involved in each area relating to their particular duties.

(d) Dealings with Public Officials

Company Personnel are prohibited from making payments or giving gifts to a public official in any country in which the Company and its subsidiaries operate, in order to obtain a business advantage.

(e) Political Contribution

Real encourages Company Personnel to participate in the political process as individuals and not as representatives of the Company. As a matter of policy, Real does not have company-sponsored Political Action Committee and does not allow Company Personal to endorse political candidates or campaigns, political organizations, or social welfare organizations on behalf of the Company.

6. Reporting of Any Illegal or Unethical Behavior

(a) Compliance and Reporting

Company Personnel are each responsible for being aware of, understanding and promptly complying with this Code when making business decisions.

(b) No Reprisal

There will be no reprisal or other action taken against any Company Personnel who, in good faith, bring forward concerns about actual or potential violations of laws or the Code. Anyone engaging in any form of retaliatory conduct will be subject to disciplinary action, which may include termination.

(c) Process

Company Personnel should first raise a complaint or concern with his or her supervisor. If that is not possible for some reason or if this does not resolve the matter, Company Personnel must take the matter up the chain of management within the Company. Please follow guidelines set by the Company's Whistleblowing Policy.

(d) Public Complaints

Company Personnel who receive complaints from a member of the public, including complaints regarding accounting, internal accounting or auditing matters, should advise the complainant to raise such complaints with the Chief Executive Officer, whichever is appropriate.

(e) Accounting Complaints

Concerns about employment or the Company's operations, financial reporting, business integrity, or any other mater related to the Company may be reported anonymously through the Ethics Hotline. Information regarding the Ethics Hotline is on the Company's website at www.onereal.com in the Investors - Corporate Governance section.

7. Certification of the Code

All Company personnel are provided with the Code upon hire and are required to acknowledge and certify compliance with the Code. The Code must be certified by Company personnel annually, after completion of the annual Ethical Business Conduct training.

8. Consequences of Violating the Code

Failure to comply with the Code will be considered by this Company to be a very serious matter. Depending on the nature and severity of the violation, disciplinary action may be taken by the Company, up to and including termination. In addition, the Company may make claims for reimbursement of losses or damages and/or the Company may refer the matter to the authorities. Anyone who fails to report a violation upon discovery or otherwise condones the violation of this Code may also be subject to disciplinary action.

Approved by the Board of Directors on July 17, 2023